UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

MakeMusic, Inc.
(Name of Issuer)
Common Stock, $.01 Par Value
(Title of Class of Securities)
56086P 20 2
(CUSIP Number)
LaunchEquity Partners, LLC
Attn: Jeffrey A. Koch
8585 East Hartford Drive
Suite 400
Scottsdale, Arizona 85255
(480) 563-3997
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 19, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	56086P 20 2

1	NAMES OF REPORTING PERSONS: LaunchEquity Acquisition Partners, LLC - Education Partners

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		984,707, including a warrant for 312,500 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		984,707, including a warrant for 312,500 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

984,707, including a warrant for 312,500 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	56086P 20 2

1	NAMES OF REPORTING PERSONS: LaunchEquity Acquisition Partners, LLC - Education Partners I

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		129,789

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		129,789

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	129,789

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	56086P 20 2

1	NAMES OF REPORTING PERSONS: Broadway Advisors, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Arizona

	7	SOLE VOTING POWER:

NUMBER OF		1,114,496, including a warrant to purchase 312,500 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,114,496, including a warrant to purchase 312,500 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,114,496, including a warrant to purchase 312,500 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	56086P 20 2

1	NAMES OF REPORTING PERSONS: Jeffrey A. Koch

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,114,496, including a warrant to purchase 312,500 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,114,496, including a warrant to purchase 312,500 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,114,496, including a warrant to purchase 312,500 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

     This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 6, 2006 by LaunchEquity Partners, LLC, LaunchEquity Partners I, L.P., and LEAP Holdings, L.P., as amended by that certain Amendment No. 1 filed with the Securities and Exchange Commission on December 13, 2006 by LaunchEquity Partners I, L.P., LEAP Holdings, L.P., LaunchEquity Acquisition Partners, LLC — Education Partners, LaunchEquity Acquisition Partners, LLC - Education Partners I, Broadway Advisors, LLC, and Jeffrey A. Koch (together, the “Schedule 13D”), with respect to the Common Stock, par value $.01 per share, of MakeMusic, Inc., a Minnesota corporation (the “Issuer”). All capitalized terms not otherwise defined in this Amendment No. 2 shall have the same meanings ascribed thereto in the Schedule 13D.
Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
     “This Schedule 13D is being jointly filed by the following persons: (i) LaunchEquity Acquisition Partners, LLC — Education Partners, a Delaware limited liability company (“LEAP Partners”); (ii) LaunchEquity Acquisition Partners, LLC — Education Partners I, a Delaware limited liability company (“LEAP Partners I”); (iii) Broadway Advisors, LLC, an Arizona limited liability company (the “Manager”); and (iv) Jeffrey A. Koch, an individual (“Koch”). LEAP Partners, LEAP Partners I, the Manager, and Koch are together referred to as the “Reporting Persons.” The Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, dated as of January 30, 2007, a copy of which is attached hereto as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly. The address of the principal executive offices of each of the Reporting Persons is 8585 East Hartford Drive, Suite 400, Scottsdale, Arizona 85255.
     The Manager is the manager of each of LEAP Partners and LEAP Partners I. The principal business activity of the Manager is to act as manager of private limited liability companies. The principal business activity of each of LEAP Partners and LEAP Partners I is investing in other companies.
     Koch is the manager of the Manager. The business address of Koch is 8585 East Hartford Drive, Suite 400, Scottsdale, Arizona 85255. The present principal occupation of Koch is as manager of the Manager. Koch is a U.S. citizen.
     During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.”
Item 3. Source and Amount of Funds or Other Considerations
Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
     “On July 13, 2006, LEAP Partners and LEAP Partners I received an aggregate of 415,408 shares of Common Stock as a capital contribution from their members. On January 19, 2007, LEAP Partners entered into an agreement with FCPI SGAM Innovation 1, FCPI SOGE Innovation, FCPI SOGE Innovation 2, FCPI SOGE Innovation 5, FCPI SOGE Innovation 6, and FCPI SOGE Innovation 7 (collectively, “FCPI”) for the acquisition by LEAP Partners of an aggregate of 386,588 shares of Common Stock and warrants to purchase 312,500 shares of Common Stock. LEAP Partners used cash on hand to purchase the shares and warrants held by FCPI.”

Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
     “The acquisition of shares of Common Stock by LEAP Partners and LEAP Partners I was for investment purposes and to acquire a significant equity position in the Issuer. The Reporting Persons intend to review LEAP Partners’ and LEAP Partners I’s holdings in the Issuer on a continuing basis and, depending upon the price and availability of Common Stock, subsequent developments affecting the business prospects of the Issuer, tax considerations, and other factors deemed relevant, may at any time, and as permitted by applicable law, acquire additional shares of Common Stock. In addition, the Reporting Persons may engage or participate in discussions with the Issuer’s management and/or other stockholders, or engage in a transaction or series of transactions, with the purpose or effect of acquiring or influencing control of the Issuer. Such transactions or discussions may take place at any time with or without prior notice, and may include, without limitation, entering into one or more privately negotiated acquisitions of additional shares of Common Stock, making a tender for additional shares of Common Stock, waging a proxy contest for control of the Board of Directors of the Issuer, or taking other actions that could have the purpose or effect of directly or indirectly acquiring or influencing control over the Issuer. Although the foregoing represents the range of activities contemplated by the Reporting Persons, the Reporting Persons have not decided whether they will seek to acquire control of the Issuer and the possible activities of the Reporting Persons may change at any time. If the Reporting Persons choose to seek to acquire control of the Issuer, they may engage in discussions with the Issuer’s management and/or other stockholders regarding such acquisition of control, but will not decide as to the specific means of obtaining such control until those discussions have taken place. The Reporting Persons have engaged, or may engage in the future, legal and other advisors to assist them in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.”
Item 5. Interest in Securities of the Issuer
Items 5(a), (b), (c), and (e) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:
     “(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. The percentages are based upon 3,947,562 shares outstanding as of October 24, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, and 312,500 shares that LEAP Partners has the right to purchase upon the exercise of its warrant.
     (c) LEAP Partners and LEAP Partners I received an aggregate of 415,408 shares of Common Stock on July 13, 2006 as a capital contribution from their members. On January 19, 2007, LEAP Partners entered into an agreement to purchase an aggregate of 386,588 shares of Common Stock and warrants to purchase 312,500 shares of Common Stock.
     (e) LaunchEquity Partners I, L.P. and LEAP Holdings, L.P. each ceased to be the beneficial owner of more than five percent of the Common Stock on November 1, 2006.”
Item 7. Materials to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
“A. Amended and Restated Joint Filing Agreement, dated January 30, 2007, among LEAP Partners, LEAP Partners I, the Manager, and Koch.”

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 30, 2007

LAUNCHEQUITY ACQUISITION PARTNERS, LLC — EDUCATION PARTNERS

By: Broadway Advisors, LLC
Its: Manager

	By:	/s/ Jeffrey A. Koch

	Name:	Jeffrey A. Koch
	Its:	Manager

LAUNCHEQUITY ACQUISITION PARTNERS, LLC — EDUCATION PARTNERS I

By: Broadway Advisors, LLC
Its: Manager

	By:	/s/ Jeffrey A. Koch

	Name:	Jeffrey A. Koch
	Its:	Manager

BROADWAY ADVISORS, LLC

By:	/s/ Jeffrey A. Koch

Name:	Jeffrey A. Koch
Its:	Manager

/s/ Jeffrey A. Koch

JEFFREY A. KOCH

Exhibit A
AMENDED AND RESTATED JOINT FILING AGREEMENT
Dated as of January 30, 2007
          In accordance with Rules 13d-1(k) and 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of the undersigned of an amendment to the Schedule 13D filed with the Securities and Exchange Commission on March 6, 2006 (including any and all amendments thereto), with respect to the shares of common stock, par value $0.01 per share, of MakeMusic, Inc., a Minnesota corporation, and that this Amended and Restated Joint Filing Agreement may be included as an Exhibit to such joint filing.
          Each of the undersigned agrees that each party hereto is responsible for the timely filing of such Schedule 13D/A (including any and all amendments thereto) and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning any other party, unless such party actually knows that such information is incorrect. Each party will indemnify the other parties for any incompleteness or inaccuracy in such information concerning the indemnifying party.
[Remainder of page intentionally left blank]

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          IN WITNESS WHEREOF, the undersigned hereby execute this Amended and Restated Joint Filing Agreement as of the date first written above.

LAUNCHEQUITY ACQUISITION PARTNERS, LLC — EDUCATION PARTNERS

By:	Broadway Advisors, LLC
Its:	Manager

	By:	/s/ Jeffrey A. Koch

	Name:	Jeffrey A. Koch
	Its:	Manager

LAUNCHEQUITY ACQUISITION PARTNERS, LLC — EDUCATION PARTNERS I

By:	Broadway Advisors, LLC
Its:	Manager

	By:	/s/ Jeffrey A. Koch

	Name:	Jeffrey A. Koch
	Its:	Manager

BROADWAY ADVISORS, LLC

By:	/s/ Jeffrey A. Koch

Name:	Jeffrey A. Koch
Its:	Manager

/s/ Jeffrey A. Koch

JEFFREY A. KOCH

2